SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM 12b-25

                      Notification of Late Filing

                                                  Commission File Number 0-18224




      (Check one):   x Form 10-K and Form 10-KSB       Form 11-K
                       Form 20-F                       Form 10-Q and Form 10-QSB
                       Form N-SAR

      For period ended           June 30, 1999

          Transition Report on Form 10-K and 10-KSB
          Transition Report on Form 20-F
          Transition  Report on Form 11-K
          Transition Report on Form 10-Q and Form 10-QSB
          Transition Report on Form N-SAR

      For the transition period ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                                 PART I

                         REGISTRANT INFORMATION


      Full name of registrant        TotalAxcess.com, Inc.

      Former name if applicable      Group V Corporation

      Address of principal executive office (Street and Number)

                                 201 Clay Street

      City, State and Zip Code  Oakland, California  94607

                                PART II

                         RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate boxes.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   x (b) The subject annual report, semiannual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portions thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                PART III

                               NARRATIVE



                                PART IV

                           OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

           Joseph Monterosso      (510)                286-8700
               (Name)           (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        X Yes       No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

           See Part III. above                             Yes    X No



          TotalAxcess.com, Inc.  (formerly, Group V Corporation.)
            (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 30, 1999                 By:/s/ Joseph Monterosso
                                            ---------------------
                                            Joseph Monterosso, Chairman and CEO